SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

               __________________________________

                          FORM 11-K

     (Mark One)

     [X]  Annual Report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the fiscal year ended December 31, 1997

                               OR

     [ ]  Transition report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the transition period from ________ to _________

          Commission file number 0-25586 and 33-66740

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                    UNIROYAL CHEMICAL COMPANY, INC.
                     RETIREMENT RESERVE FUND PLAN
                            BENSON ROAD
                        MIDDLEBURY, CT 06749


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                 Crompton & Knowles Corporation
                One Station Place - Metro Center
                  Stamford, Connecticut 06902





              UNIROYAL CHEMICAL COMPANY, INC
               RETIREMENT RESERVE FUND PLAN

               Index to Financial Statements


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of
 December 31, 1997 and 1996

Statements of Changes in Net Assets Available for
 Plan Benefits as of December 31, 1997 and 1996

Notes to Financial Statements

Statements of Net Assets Available for Plan Benefits, Fund
 Information

Statements of Changes in Net Assets Available for Plan Benefits,
 Fund Information

Schedule of Assets Held for Investment Purposes as of Year Ended
 December 31, 1997

Schedule of Reportable (5%) Transactions for the Year Ended
 December 31, 1997

Signature




                 UNIROYAL CHEMICAL COMPANY, INC
                  RETIREMENT RESERVE FUND PLAN

               Financial Statements and Schedules

                  December 31, 1997 and 1996

          (With Independent Auditors' Report Thereon)





              UNIROYAL CHEMICAL COMPANY, INC
               RETIREMENT RESERVE FUND PLAN

                           Index


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of
 December 31, 1997 and 1996

Statements of Changes in Net Assets Available for
 Plan Benefits as of December 31, 1997 and 1996

Notes to Financial Statements

Other Information

                                                        Schedule

Schedule of Assets Held for Investment Purposes
 as of Year Ended December 31, 1997....................       I

Schedule of Reportable (5%) Transactions
 for the Year Ended December 31, 1997....................    II





                    Independent Auditors' Report


Board of Directors
Uniroyal Chemical Company, Inc.
Middlebury, Connecticut:

We have audited the accompanying statements of net assets available for plan benefits of Uniroyal Chemical Company, Inc. Retirement Reserve Fund Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at December 31, 1997 and Reportable (5%) Transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The columnar information other than the Totals as well as the Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits are presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each column or fund. The supplemental schedules, columnar information and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                /s/KPMG Peat Marwick LLP



Stamford, Connecticut
June 23, 1998



UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 1997  and 1996

                                         1997
                       Individually
                         Managed     Scudder    Vanguard
                       Investments    Funds       Funds       Total
Assets
Guaranteed investment contracts
  and short term
  investment funds    $46,948,797 $     -     $     -     $ 46,948,797
Investment in registered
  investment companies      -      28,019,713  33,729,210   61,748,923
Common and
  collective trust          -           -       3,040,761    3,040,761
Common stock of
  Crompton & Knowles
  Corporation               -           -       2,055,078    2,055,078
Loans receivable            -         427,928     443,246      871,174
Income receivable           -           -           -           -
Contribution receivable from
  Uniroyal Chemical
  Company, Inc.           301,679       -           -          301,679
Contributions receivable
  from plan
  participants              -         187,787     293,617      481,404

        Total assets   47,250,476  28,635,428  39,561,912  115,447,816

Liabilities
Administrative
  expenses payable         27,465       -           -           27,465
   Total liabilities       27,465       -           -           27,465

Net assets available
  for plan benefits   $47,223,011 $28,635,428 $39,561,912 $115,420,351

                                         1996
                       Individually
                         Managed     Scudder    Vanguard
                       Investments    Funds       Funds       Total
Assets
Guaranteed investment contracts
  and short term
  investment funds    $44,301,947 $     -     $     -     $ 44,301,947
Investment in registered
  investment companies      -      23,183,219  30,350,835   53,534,054
Common and
  collective trust
Common stock of
  Crompton & Knowles
  Corporation               -           -         845,792      845,792
Loans receivable            -         342,178     431,266      773,444
Income receivable           -           -           -           -
Contribution receivable from
  Uniroyal Chemical
  Company, Inc.           343,084       -           -          343,084
Contributions receivable
  from plan
  participants              -         225,753     313,073      538,826

        Total assets   44,645,031  23,751,150  31,940,966  100,337,147

Liabilities
Administrative
  expenses payable         66,242       -           -           66,242
   Total liabilities       66,242       -           -           66,242

Net assets available
  for plan benefits   $44,578,789 $23,751,150 $31,940,966 $100,270,905


See accompanying notes to financial statements


UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 1997 and 1996

                                      1997
                    Individually
                      Managed     Scudder    Vanguard
                    Investments    Funds       Funds       Total
Additions attributed to:
 Investment income:
  Interest and
   dividends       $ 2,902,092 $ 2,393,634 $ 4,213,235 $  9,508,961
  Net appreciation in
   fair value of
   investments           -       2,373,218   1,776,273    4,149,491
                     2,902,092   4,766,852   5,989,508   13,658,452
 Contributions:
  Employer           3,439,144       -           -        3,439,144
  Employee               -       2,386,201   3,767,801    6,154,002
                     3,439,144   2,386,201   3,767,801    9,593,146
 Total additions     6,341,236   7,153,053   9,757,309   23,251,598

Deductions attributed to:
 Benefits paid to
  participants       3,590,513   1,597,320   2,807,818    7,995,651
 Administrative
  expenses             106,501       -           -          106,501
 Total deductions    3,697,014   1,597,320   2,807,818    8,102,152

Inter - fund
 transfers               -        (671,455)    671,455       -
 Net increase        2,644,222   4,884,278   7,620,946   15,149,446

Net assets available
 for plan benefits at
 beginning of year  44,578,789  23,751,150  31,940,966  100,270,905

Net assets available
 for plan benefits
 at end of year    $47,223,011 $28,635,428 $39,561,912 $115,420,351

                                      1996
                    Individually
                      Managed     Scudder    Vanguard
                    Investments    Funds       Funds       Total
Additions attributed to:
 Investment income:
  Interest and
   dividends       $ 2,663,387 $ 1,872,262 $ 2,427,834 $  6,963,483
  Net appreciation in
   fair value of
   investments           -       1,047,539   2,113,616    3,161,155
                     2,663,387   2,919,801   4,541,450   10,124,638
 Contributions:
  Employer           3,351,007       -           -        3,351,007
  Employee               -       2,464,267   3,289,748    5,754,015
                     3,351,007   2,464,267   3,289,748    9,105,022
 Total additions     6,014,394   5,384,068   7,831,198   19,229,660

Deductions attributed to:
 Benefits paid to
  participants       3,744,831   1,475,501   1,837,175    7,057,507
 Administrative
  expenses             124,500       -           -          124,500
 Total deductions    3,869,331   1,475,501   1,837,175    7,182,007

Inter - fund
 transfers               -      (1,008,558)  1,008,558       -
 Net increase        2,145,063   2,900,009   7,002,581   12,047,653

Net assets available
 for plan benefits at
 beginning of year  42,433,726  20,851,141  24,938,385   88,223,252

Net assets available
 for plan benefits
 at end of year    $44,578,789 $23,751,150 $31,940,966 $100,270,905


See accompanying notes to financial statements







               UNIROYAL CHEMICAL COMPANY INC
               RETIREMENT RESERVE FUND PLAN

Notes To Financial Statements



1.   Plan Description

General

The Uniroyal Chemical Company, Inc. Retirement Reserve Fund Plan (the "Plan") is a defined contribution plan established by Uniroyal Chemical Company Inc. (the "Company") on January 1, 1990 by the merger of previously existing plans. An employee is eligible to participate in the Plan upon completion of one month of service. For complete information see the Plan document.

The Plan is administered by the Retirement Board (the "Board") consisting of persons appointed by the Board of Directors of the Company.

The Plan covers all salaried management employees who are not covered by the terms of a collective bargaining agreement, unless such agreement expressly provides for participation of the Plan. Additionally, any employee who on December 31, 1989, was a participant in either of the predecessor savings plans shall continue as a participant of the Plan.

Contributions

The Company contributes certain percentages, as defined in the Plan, of a participant's gross earnings to a guaranteed investment contract account, whether or not the participant chooses to contribute.

Each participant may contribute additional percentages of gross earnings (subject to the Internal Revenue Code limitation for individual contributions to a tax qualified plan) to the Plan, through payroll deductions, as voluntary contributions, for investment in various mutual funds. The Company provides matching contributions of 33 1/3% of the first 6% of the participant's voluntary contributions.

Basic employer contributions are immediately 100% vested.
Matching employer contributions are vested 33 1/3% after two years of service, 66 2/3% after 3 years of service and 100% for 4 or more years of service.

For purposes of this Plan, gross earnings means the participant's pay before any taxes or deductions are withheld. The amount a participant chooses to contribute is not subject to federal income tax until the participant receives payment from the Plan. A participant may elect to change their contribution percentage on January 1, April 1, July 1, and October 1.

Contributions to the Plan may be suspended as of the first day of any payroll period in which the suspension is to take effect.
The contribution may be resumed as of the first day of any payroll period upon thirty days notice without any penalty during the same calendar year. In any subsequent year, contributions may begin at a different rate the first of each calender quarter.

Employer contributions are invested in guaranteed investment contracts and short-term pooled investment funds maintained by the State Street Bank and Trust Company. Voluntary contributions are invested in stock and mutual funds maintained by the Scudder Investment Group and the Vanguard Investment Group. The participant elects to allocate the voluntary contributions in whole multiples of 25% in one or more of the authorized mutual funds. Accumulated balances can be transferred between funds and investment allocation ratios can be changed with respect to future contributions.

In any Plan year, the sum of Company and participant's voluntary and deferred contributions under the Plan are subject to Internal Revenue Service limitations and shall not exceed the lesser of $30,000 or 25% of such participant's compensation.

Withdrawals

At age 59 1/2 and thereafter, an active employee can withdraw funds from the balance of his retirement reserve fund account at any time. Before 59 1/2, withdrawals can be made from voluntary contributions in the event of demonstrated financial hardship, as determined by the Plan Administrator according to rules of the Internal Revenue Service.

If the participant's employment terminates, the participant's account balance will be distributed the month following the end of the month in which his employment ends. At December 31, 1997 and 1996 benefit payments due employees who terminated prior to year end and requested distribution of their accounts totaled approximately $499,000 and $1,517,000 respectively. These amounts have not been recorded in the financial statements but are included as benefit payments and liabilities in the Plan's Form 5500.

2.   Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Employee Accounts

The Aon Consulting Company (the "record keeper") maintains an account for each participant for the amount of Company contributions in fixed principal and income contracts and subsequent income thereon.

The investment companies, Scudder Investment Group and Vanguard
Investment Group, maintain an account for each participant who elects to make voluntary contributions and are directed by the participant as to the investment of the contributions.

Expenses

Expenses incurred by the Chase Manhattan Bank (the "trustee") and reasonable fees charged by the trustee and record keeper in administering the Plan are paid by the Plan, except to the extent that the Company shall otherwise provide for such payment. The Company pays for fees charged by Scudder Investment Group and Vanguard Investment Group. The Company provides administrative and accounting services for the Plan at no charge.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Loans

The Plan permits participants to borrow funds from the Plan subject to certain restrictions. The minimum amount that may be borrowed is $1,000. A participant may not have more than one loan outstanding at any time. The maximum amount which may be borrowed is the lesser of $50,000 reduced by (a) the outstanding balance of loans from the Plan to the participant on the date the loan is made, or (b) the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the date the loan is made (excluding any payments made) or 50% of the value of the participant's mutual fund account on the date the loan is made. Loans bear interest at a rate equal to 1.0% above the prime rate. Loans are payable within five years except for those used to acquire a principal residence which are payable within 15 years.

3.   Investments

Certain investments of the Plan are held in an individually managed investment portfolio. Such investments consist of shares of unallocated guaranteed investment contracts and short term pooled investment funds (cash equivalents). Guaranteed investment contracts have been valued at contract value (which approximates fair value). Contract value represents contributions made by the Company, plus interest at the contract rates, less withdrawals or transfers. The short term investment funds are valued at cost plus accrued interest. Such investments earned interest at rates ranging from 4.95% to 8.00% during 1997 and 4.83% to 8.18% during 1996.

Participant contributions may also be invested in the mutual funds sponsored by registered investment companies as may be authorized by the Board as eligible investment alternatives under the Plan. Such investments are recorded at market valuations which are based on published market prices. Purchases and sales of investments are recorded as of the trade date.

The following table presents the fair values of investments at December 31, 1997 and 1996. Investments that represent five percent or more of the Plan's net assets for either year are separately identified.

                                            December 31,
Investments at Fair Value              1997              1996
 Determined by Quoted Market Price:
   Investments in registered investment companies:
   Scudder Mutual Funds:
     Scudder Large Company Value Fund $ 7,381,145     $ 5,761,006
     Scudder Growth & Income Fund       9,115,077       6,529,542
     Other (six funds)                 11,523,491      10,892,671
   Vanguard Mutual Funds:
     Vanguard Windsor Fund             17,493,058      14,103,680
     Vanguard Retirement Saving
         Trust                          3,040,761      2,936,005
     Other (seven separate funds)      16,236,152     13,311,150
   Total investments in registered
    investment companies               64,789,684     53,534,054



 Crompton & Knowles Common Stock        2,055,078        845,792
 Investment At Contract Value
  (Which Approximates Fair Value):
 Value of interest in guaranteed
  investment contracts and short term
  pooled investment funds              46,948,797     44,301,947


Total investments                    $113,793,569    $98,681,793


During 1997 and 1996, investments in registered investment companies (including investments bought, sold, as well as, held during the period) appreciated in value by $4,149,491 and $3,161,155, respectively.



4.   Tax Status

The Plan obtained its latest determination letter in December, 1996, in which the Internal Revenue Service stated that the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   Party-In-Interest Transactions

The Chase Manhattan Bank, Aon Consulting , State Street Bank and Trust Company, Scudder Investment Group, Vanguard Investment Group and participants receiving plan loans are parties-in-interest as defined in Section 3(14) of the Employee Retirement Income Security Act of 1974. During the years 1997 and 1996, there were no prohibited party-in-interest transactions.

6.   Priorities Upon Termination of the Plan

The Board of Directors of the Company shall have the right from time to time to add to, modify or amend the Plan and to suspend for any period of time the contributions to be made by all participants and the Company to the Plan, and shall have the right at any time to terminate the Plan, provided that no such addition to, modification, amendment or termination of the Plan shall have the effect of reducing the interest of any participant accrued under the Plan or of diverting any part of the assets of the Trust Fund for purposes other than provided in the Plan.

Upon any termination of the Plan, or complete and permanent discontinuance of contributions of all participants, the value of each participant's fixed principal and income account and mutual fund account, shall be delivered and paid as soon as practicable.

7. Statement of net assets available and changes in net assets available by fund option for Scudder Investment Group and Vanguard Investment Group are presented on the Fund Information attached.


8.   Subsequent Events

Effective January 1, 1998, all employer contributions follow the participant's investment selections at Scudder and Vanguard
Investment Groups. The guaranteed investment contracts will be held until the contract matures and will then be invested according to the employees investment selections.




UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statement of Net Assets Available for Plan
  Benefits, Fund Information
Scudder Investment Group
December 31,1997
                                                               U.S.
                                                 LARGE       TREASURY
                       GNMA        GLOBAL       COMPANY       MONEY
                        FUND         FUND         FUND         FUND

ASSETS:
Investments in registered
  investment
  companies        $    346,398 $  2,125,522 $  7,381,145 $  1,200,629
Loans receivable         -            -            -            -
Contributions receivable
  from plan
  participants            3,921       20,854       39,883        9,276

Net assets available
  for plan benefits$    350,319 $  2,146,376 $  7,421,028 $  1,209,905


                                   GROWTH      RETIREMENT
                       INCOME      & INCOME     SAVINGS    DEVELOPMENT
                        FUND         FUND        TRUST         FUND

ASSETS:
Investments in registered
  investment
  companies        $  1,508,211 $  9,115,077 $  1,820,227 $  4,522,504
Loans receivable         -            -            -            -
Contributions receivable
  from plan
  participants            8,969       61,259       14,187       29,438

Net assets available
  for plan benefits$  1,517,180 $  9,176,336 $  1,834,414 $  4,551,942



                        LOAN
                        FUND        TOTAL

  ASSETS:
  Investments in registered
    investment
    companies      $     -      $ 28,019,713
  Loans receivable      427,928      427,928
  Contributions receivable
    from plan
    participants         -           187,787

  Net assets available
   for plan
   benefits        $    427,928 $ 28,635,428




UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statement of Changes in Net Assets Available
  for Plan Benefits, Fund Information
Scudder Investment Group
December 31,1997
                                                               U.S.
                                                 LARGE       TREASURY
                       GNMA        GLOBAL       COMPANY       MONEY
                        FUND         FUND         FUND         FUND

Additions attributed to:
  Investment income:
    Interest and
      dividends    $     20,414 $    345,826 $    528,942 $     54,355
    Net appreciation
      (depreciation)
      in fair value of
      investments         4,776      (43,193)   1,286,283       -
                         25,190      302,633    1,815,225       54,355
  Contributions:
    Employer             -            -            -            -
    Employee             46,994      259,089      526,040      106,763
                         46,994      259,089      526,040      106,763
  Total additions        72,184      561,722    2,341,265      161,118

Deductions attributed to:
  Benefits paid to
    participants         36,189      113,607      320,856      189,434
  Total deductions       36,189      113,607      320,856      189,434

Inter - fund transfers   12,032     (129,653)    (410,790)      (5,350)

  Net increase(decrease) 48,027      318,462    1,609,619      (33,666)
Net assets available
  for plan benefits at
  beginning of year     302,292    1,827,914    5,811,409    1,243,571
Net assets available
  for plan benefits at
  end of year      $    350,319 $  2,146,376 $  7,421,028 $  1,209,905


                                   GROWTH      RETIREMENT
                       INCOME      & INCOME     SAVINGS    DEVELOPMENT
                        FUND         FUND        TRUST         FUND

Additions attributed to:
  Investment income:
    Interest and
      dividends    $     69,253 $    858,760 $     82,561 $    402,548
    Net appreciation
      (depreciation)
      in fair value of
      investments        28,271    1,232,010       -          (134,929)
                         97,524    2,090,770       82,561      267,619
  Contributions:
    Employer             -            -            -            -
    Employee            118,898      760,449      171,933      396,035
                        118,898      760,449      171,933      396,035
  Total additions       216,422    2,851,219      254,494      663,654

Deductions attributed to:
  Benefits paid to
    participants         63,654      498,174      182,669      192,737
  Total deductions       63,654      498,174      182,669      192,737

Inter - fund transfers  267,754      230,737        6,164     (697,124)

  Net increase(decrease)420,522    2,583,782       77,989     (226,207)
Net assets available
  for plan benefits at
  beginning of year   1,096,658    6,592,554    1,756,425    4,778,149
Net assets available
  for plan benefits at
  end of year      $  1,517,180 $  9,176,336 $  1,834,414 $  4,551,942



                        LOAN
                        FUND        TOTAL

Additions attributed to:
  Investment income:
    Interest and
      dividends    $     30,975 $  2,393,634
    Net appreciation
      (depreciation)
      in fair value of
      investments        -         2,373,218
                         30,975    4,766,852
  Contributions:
    Employer             -            -
    Employee                       2,386,201
                         -         2,386,201
  Total additions        30,975    7,153,053

Deductions attributed to:
  Benefits paid to
    participants         -         1,597,320
  Total deductions       -         1,597,320

Inter - fund transfers   54,775     (671,455)

  Net increase(decrease) 85,750    4,884,278
Net assets available
  for plan benefits at
  beginning of year     342,178   23,751,150
Net assets available
  for plan benefits at
  end of year      $    427,928 $ 28,635,428





UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statement of Net Assets Available for Plan
 Plan Benefits, Fund Information
Vanguard Group
December 31,1997

                     Crompton &                              VANGUARD
                      Knowles      VANGUARD     VANGUARD     MORGAN
                       Corp.       WINDSOR      EXPLORER      GROWTH
                       Stock         FUND         FUND         FUND

ASSETS:
Investments in registered
 investment
 companies         $     -      $ 17,493,058 $  1,973,233 $  2,850,321
Common and
 collective trust        -            -            -            -
Stock and other
 blended funds        2,055,078       -            -            -
Loans receivable         -            -            -            -
Contributions receivable
 from plan
 participants            16,462      112,293       18,502       24,287

Net assets available
 for plan benefits $  2,071,540 $ 17,605,351 $  1,991,735 $  2,874,608

                     LONG-TERM
                     CORPORATE       VMMR       VANGUARD     VANGUARD
                        BOND        PRIME      INDEX 500       STAR
                        FUND      PORTFOLIO    PORTFOLIO    PORTFOLIO

ASSETS:
Investments in registered
 investment
 companies         $  1,300,578 $  2,097,849 $  2,435,075 $  2,742,084
Common and
 collective trust        -            -            -            -
Stock and other
 blended funds           -            -            -            -
Loans receivable         -            -            -            -
Contributions receivable
 from plan
 participants             6,678       14,263       31,618       22,503

Net assets available
 for plan benefits $  1,307,256 $  2,112,112 $  2,466,693 $  2,764,587


                     RETIREMENT  INTERNATIONAL
                      SAVINGS       GROWTH        LOAN
                       TRUST      PORTFOLIO       FUND        TOTAL

ASSETS:
Investments in registered
 investment
 companies         $     -      $  2,837,012 $     -      $ 33,729,210
Common and
 collective trust     3,040,761       -            -         3,040,761
Stock and other
 blended funds           -            -            -         2,055,078
Loans receivable         -            -           443,246      443,246
Contributions receivable
 from plan
 participants            24,282       22,729       -           293,617

Net assets available
 for plan benefits $  3,065,043 $  2,859,741 $    443,246 $ 39,561,912



UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statement of Changes in Net Assets Available for
 Plan Benefits, Fund Information
Vanguard Group
December 31,1997

                     Crompton &                              VANGUARD
                      Knowles      VANGUARD     VANGUARD     MORGAN
                       Corp.       WINDSOR      EXPLORER      GROWTH
                       Stock         FUND         FUND         FUND

Additions attributed to:
 Investment income:
  Interest and
   dividends       $      3,788 $  2,791,622 $    195,162 $    380,602
  Net appreciation
   (depreciation)
   in fair value
   of investments       432,650      406,029       25,057      269,875
                        436,438    3,197,651      220,219      650,477
 Contributions:
  Employer               -            -            -            -
  Employee              202,515    1,503,741      235,351      288,882
                        202,515    1,503,741      235,351      288,882
 Total additions        638,953    4,701,392      455,570      939,359

Deductions attributed to:
 Benefits paid to
  participants           13,917    1,169,338      112,196      151,497
 Total deductions        13,917    1,169,338      112,196      151,497

Inter - fund
 transfers              589,312     (158,155)    (185,507)     (13,583)
 Net increase
  (decrease)          1,214,348    3,373,899      157,867      774,279
Net assets available
 for plan benefits at
 beginning of year      857,192   14,231,452    1,833,868    2,100,329
Net assets available
 for plan benefits at
 end of year       $  2,071,540 $ 17,605,351 $  1,991,735 $  2,874,608

                     LONG-TERM
                     CORPORATE       VMMR       VANGUARD     VANGUARD
                        BOND        PRIME      INDEX 500       STAR
                        FUND      PORTFOLIO    PORTFOLIO    PORTFOLIO

Additions attributed to:
 Investment income:
  Interest and
   dividends       $     89,150 $    110,690 $     44,332 $    258,218
  Net appreciation
   (depreciation)
   in fair value
   of investments        61,441       -           400,021      213,032
                        150,591      110,690      444,353      471,250
 Contributions:
  Employer               -            -            -            -
  Employee               92,872      171,817      341,438      286,839
                         92,872      171,817      341,438      286,839
 Total additions        243,463      282,507      785,791      758,089

Deductions attributed to:
 Benefits paid to
  participants           50,776      413,305      100,391       61,986
 Total deductions        50,776      413,305      100,391       61,986

Inter - fund
 transfers              (33,806)    (126,743)     857,535     (118,925)
 Net increase
  (decrease)            158,881     (257,541)   1,542,935      577,178
Net assets available
 for plan benefits at
 beginning of year    1,148,375    2,369,653      923,758    2,187,409
Net assets available
 for plan benefits at
 end of year       $  1,307,256 $  2,112,112 $  2,466,693 $  2,764,587


                     RETIREMENT  INTERNATIONAL
                      SAVINGS       GROWTH        LOAN
                       TRUST      PORTFOLIO       FUND        TOTAL

Additions attributed to:
 Investment income:
  Interest and
   dividends       $    178,244 $    120,842 $     40,585 $  4,213,235
  Net appreciation
   (depreciation)
   in fair value
   of investments        -           (31,832)      -         1,776,273
                        178,244       89,010       40,585    5,989,508
 Contributions:
  Employer               -            -            -            -
  Employee              297,956      346,390       -         3,767,801
                        297,956      346,390       -         3,767,801
 Total additions        476,200      435,400       40,585    9,757,309

Deductions attributed to:
 Benefits paid to
  participants          460,456      270,704        3,252    2,807,818
 Total deductions       460,456      270,704        3,252    2,807,818

Inter - fund
 transfers               87,598     (200,918)     (25,353)     671,455
 Net increase
  (decrease)            103,342      (36,222)      11,980    7,620,946
Net assets available
 for plan benefits at
 beginning of year    2,961,701    2,895,963      431,266   31,940,966
Net assets available
 for plan benefits at
 end of year       $  3,065,043 $  2,859,741 $    443,246 $ 39,561,912



UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statement of Net Assets Available for Plan
 Benefits, Fund Information
Scudder Investment Group
December 31,1996

                                                               U.S.
                                                CAPITAL      TREASURY
                       GNMA        GLOBAL       GROWTH        MONEY
                        FUND         FUND         FUND         FUND

ASSETS:
Investments in registered
 investment
   companies       $    297,102 $  1,803,240 $  5,761,006 $  1,233,383
Loans receivable         -            -            -            -
Contributions receivable
 from plan
 participants             5,190       24,674       50,403       10,188

Net assets available
 for plan benefits $    302,292 $  1,827,914 $  5,811,409 $  1,243,571


                                   GROWTH         CASH
                       INCOME      & INCOME    INVESTMENT  DEVELOPMENT
                        FUND         FUND        TRUST         FUND

ASSETS:
Investments in registered
 investment
   companies       $  1,085,931 $  6,529,542 $  1,739,708 $  4,733,307
Loans receivable         -            -            -            -
Contributions receivable
 from plan
 participants            10,727       63,012       16,717       44,842

Net assets available
 for plan benefits $  1,096,658 $  6,592,554 $  1,756,425 $  4,778,149



                        LOAN
                        FUND        TOTAL

ASSETS:
Investments in registered
 investment
   companies       $     -      $ 23,183,219
Loans receivable        342,178      342,178
Contributions receivable
 from plan
 participants            -           225,753

Net assets available
 for plan benefits $    342,178 $ 23,751,150



UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statement of Changes in Net Assets Available
 for Plan Benefits, Fund Information
Scudder Investment Group
December 31,1996

                                                               U.S.
                                                CAPITAL      TREASURY
                       GNMA        GLOBAL       GROWTH        MONEY
                        FUND         FUND         FUND         FUND

Additions attributed to:
 Investment income:
  Interest and
   dividends       $     24,619 $    115,032 $    622,093 $     52,986
  Net appreciation
   (depreciation)
   in fair value
   of investments       (10,814)     107,685      338,931       -
                         13,805      222,717      961,024       52,986
 Contributions:
  Employer               -            -            -            -
  Employee               46,476      267,688      562,969      105,775
                         46,476      267,688      562,969      105,775
 Total additions         60,281      490,405    1,523,993      158,761

Deductions attributed to:
 Benefits paid to
  participants          117,131       99,032      292,956       98,558
 Total deductions       117,131       99,032      292,956       98,558

Inter - fund
 transfers              (61,149)    (116,910)    (354,170)      18,944
 Net increase
  (decrease)           (117,999)     274,463      876,867       79,147
Net assets available
 for plan benefits at
 beginning of year      420,291    1,553,451    4,934,542    1,164,424
Net assets available
 for plan benefits at
 at end of year    $    302,292 $  1,827,914 $  5,811,409 $  1,243,571


                                   GROWTH         CASH
                       INCOME      & INCOME    INVESTMENT  DEVELOPMENT
                        FUND         FUND        TRUST         FUND

Additions attributed to:
 Investment income:
  Interest and
   dividends       $     83,498 $    384,510 $     82,465 $    507,059
  Net appreciation
   (depreciation)
   in fair value
   of investments       (40,864)     750,240       -           (95,677)
                         42,634    1,134,750       82,465      411,382
 Contributions:
  Employer               -            -            -            -
  Employee              148,860      670,163      191,926      470,410
                        148,860      670,163      191,926      470,410
 Total additions        191,494    1,804,913      274,391      881,792

Deductions attributed to:
 Benefits paid to
  participants          115,565      423,681      103,637      221,926
 Total deductions       115,565      423,681      103,637      221,926

Inter - fund
 transfers             (425,777)     249,432     (288,055)     (76,611)
 Net increase
  (decrease)           (349,848)   1,630,664     (117,301)     583,255
Net assets available
 for plan benefits at
 beginning of year    1,446,506    4,961,890    1,873,726    4,194,894
Net assets available
 for plan benefits at
 at end of year    $  1,096,658 $  6,592,554 $  1,756,425 $  4,778,149



                        LOAN
                        FUND        TOTAL

Additions attributed to:
 Investment income:
  Interest and
   dividends       $     -      $  1,872,262
  Net appreciation
   (depreciation)
   in fair value
   of investments        (1,962)   1,047,539
                         (1,962)   2,919,801
 Contributions:
  Employer               -            -
  Employee                         2,464,267
                         -         2,464,267
 Total additions         (1,962)   5,384,068

Deductions attributed to:
 Benefits paid to
  participants            3,015    1,475,501
 Total deductions         3,015    1,475,501

Inter - fund
 transfers               45,738   (1,008,558)
 Net increase
  (decrease)             40,761    2,900,009
Net assets available
 for plan benefits at
 beginning of year      301,417   20,851,141
Net assets available
 for plan benefits at
 at end of year    $    342,178 $ 23,751,150





UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statement of Net Assets Available for Plan Benefits, Fund Information Vanguard Group
December 31,1996

                     Crompton &                              VANGUARD
                      Knowles      VANGUARD     VANGUARD     MORGAN
                       Corp.       WINDSOR     EXPOLORER      GROWTH
                       Stock         FUND         FUND         FUND

ASSETS:
Investments in registered
 investment
 companies         $     -      $ 14,103,680 $  1,811,779 $  2,075,252
Common and
 collective trust        -            -            -            -
Stock and other
 blended funds          845,792       -            -            -
Loans receivable         -            -            -            -
Contributions receivable
 from plan
 participants            11,400      127,772       22,089       25,077

Net assets available
 for plan benefits $    857,192 $ 14,231,452 $  1,833,868 $  2,100,329

                     LONG-TERM
                     CORPORATE       VMMR       VANGUARD     VANGUARD
                        BOND        PRIME         GNMA      INDEX 500
                        FUND      PORTFOLIO    PORTFOLIO    PORTFOLIO

ASSETS:
Investments in registered
 investment
 companies         $  1,138,708 $  2,349,170 $     -      $    906,686
Common and
 collective trust        -            -            -            -
Stock and other
 blended funds           -            -            -            -
Loans receivable         -            -            -            -
Contributions receivable
 from plan
 participants             9,667       20,483       -            17,072

Net assets available
 for plan benefits $  1,148,375 $  2,369,653 $     -      $    923,758


                      VANGUARD   INVESTMENT   INTERNATIONAL
                        STAR       CONTRACT      GROWTH        LOAN
                     PORTFOLIO      TRUST      PORTFOLIO       FUND

ASSETS:
Investments in registered
 investment
 companies         $  2,162,318 $     -      $  2,867,236 $     -
Common and
 collective trust        -         2,936,005       -            -
Stock and other
 blended funds           -            -            -            -
Loans receivable         -            -            -           431,266
Contributions receivable
 from plan
 participants            25,091       25,696       28,727       -

Net assets available
 for plan benefits $  2,187,409 $  2,961,701 $  2,895,963 $    431,266




                       TOTAL

ASSETS:
Investments in registered
 investment
 companies         $ 27,414,830
Common and
 collective trust     2,936,005
Stock and other
 blended funds          845,792
Loans receivable        431,266
Contributions receivable
 from plan
 participants           313,073

Net assets available
 for plan benefits $ 31,940,966




UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statement of Changes in Net Assets Available for Plan Benefits, Fund
 Information
Vanguard Group
December 31, 1996

                     Crompton &                              VANGUARD
                      Knowles      VANGUARD     VANGUARD     MORGAN
                       Corp.       WINDSOR     EXPOLORER      GROWTH
                       Stock         FUND         FUND         FUND

Additions attributed to:
 Investment income:
  Interest and
   dividends       $     -      $  1,351,823 $     98,351 $    196,386
  Net appreciation
   (depreciation)
   in fair value
   of investments        41,435    1,535,090      102,712      150,213
                         41,435    2,886,913      201,063      346,599
 Contributions:
  Employer               -            -            -            -
  Employee               26,386    1,372,527      222,367      212,503
                         26,386    1,372,527      222,367      212,503
 Total additions         67,821    4,259,440      423,430      559,102

Deductions attributed to:
 Benefits paid to
  participants           -           534,369       69,482       42,537
 Total deductions        -           534,369       69,482       42,537

Inter - fund
 transfers              789,371     (578,185)      98,740      188,438
 Net increase
  (decrease)            857,192    3,146,886      452,688      705,003
Net assets available
 for plan benefits at
 beginning of year            -   11,084,566    1,381,180    1,395,326
Net assets available
 for plan benefits at
 end of year       $    857,192 $ 14,231,452 $  1,833,868 $  2,100,329

                     LONG-TERM
                     CORPORATE       VMMR       VANGUARD     VANGUARD
                        BOND        PRIME         GNMA      INDEX 500
                        FUND      PORTFOLIO    PORTFOLIO    PORTFOLIO

Additions attributed to:
 Investment income:
  Interest and
   dividends       $    100,983 $     93,406 $     20,222 $     15,218
  Net appreciation
   (depreciation)
   in fair value
   of investments       (85,775)      -            (5,982)      89,232
                         15,208       93,406       14,240      104,450
 Contributions:
  Employer               -            -            -            -
  Employee              125,650      181,451       39,140      161,615
                        125,650      181,451       39,140      161,615
 Total additions        140,858      274,857       53,380      266,065

Deductions attributed to:
 Benefits paid to
  participants          105,883      271,089       11,172        6,575
 Total deductions       105,883      271,089       11,172        6,575

Inter - fund
 transfers             (121,646)     758,594     (513,457)     661,407
 Net increase
  (decrease)            (86,671)     762,362     (471,249)     920,897
Net assets available
 for plan benefits at
 beginning of year    1,235,046    1,607,291      471,249        2,861
Net assets available
 for plan benefits at
 end of year       $  1,148,375 $  2,369,653 $     -      $    923,758


                      VANGUARD   INVESTMENT   INTERNATIONAL
                        STAR       CONTRACT      GROWTH        LOAN
                     PORTFOLIO      TRUST      PORTFOLIO       FUND

 Additions attributed to:
  Investment income:
   Interest and
       dividends   $    193,863 $    197,206 $    124,036 $     36,340
   Net appreciation
       (depreciation)
       in fair value
       of investment     80,717       -           205,974       -
                        274,580      197,206      330,010       36,340
  Contributions:
   Employer              -            -            -            -
   Employee             245,077      333,775      369,257       -
                        245,077      333,775      369,257       -
  Total additions       519,657      530,981      699,267       36,340

 Deductions attributed to:
  Benefits paid to
   participants         119,493      611,102       61,438        4,035
  Total deductions      119,493      611,102       61,438        4,035

 Inter - fund
  transfers             132,739     (601,918)     177,857       16,618
  Net increase
   (decrease)           532,903     (682,039)     815,686       48,923
 Net assets available
  for plan benefits at
  beginning of year   1,654,506    3,643,740    2,080,277      382,343
 Net assets available
  for plan benefits at
  end of year      $  2,187,409 $  2,961,701 $  2,895,963 $    431,266




                       TOTAL

Additions attributed to:
 Investment income:
  Interest and
   dividends       $  2,427,834
  Net appreciation
   (depreciation)
   in fair value
   of investments     2,113,616
                      4,541,450
 Contributions:
  Employer               -
  Employee            3,289,748
                      3,289,748
 Total additions      7,831,198

Deductions attributed to:
 Benefits paid to
  participants        1,837,175
 Total deductions     1,837,175

Inter - fund
 transfers            1,008,558
 Net increase
  (decrease)          7,002,581
Net assets available
 for plan benefits at
 beginning of year   24,938,385
Net assets available
 for plan benefits at
 end of year       $ 31,940,966




UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997

                DESCRIPTION OF
IDENTITY        INVESTMENT INCLUDING
OF ISSUE,       MATURITY DATE,
BORROWER,       RATE OF INTEREST,
LESSOR OR       COLLATERAL, PAR                                CURRENT
SIMILAR PARTY*  OR MATURITY VALUE    SHARES         COST         VALUE


Scudder Trust
  Company      GNMA Fund          23,373.675 $    341,520 $    346,398
Scudder Trust
  Company      Global Fund        75,159.911    2,194,764    2,125,522
Scudder Trust  Large Company
  Company       Value Fund       271,665.268    6,292,162    7,381,145
Scudder Trust  US Treasury
  Company       Money Fund     1,200,629.140    1,200,629    1,200,629
Scudder Trust
  Company      Income Fund       111,968.124    1,482,436    1,508,211
Scudder Trust  Growth and
  Company       Income Fund      333,519.112    8,100,100    9,115,077
Scudder Trust  Cash Investment
  Company       Trust          1,800,226.800    1,820,227    1,820,227
Scudder Trust  Development
  Company       Fund             117,315.272    4,634,152    4,522,504
                                               26,065,990   28,019,713

Vanguard
  Fiduiciary  Crompton & Knowles
  Trust Co.   Stock Fund         137,832.250    1,619,427    2,055,078
Vanguard
  Fiduiciary
  Trust Co.   Windsor Fund     1,030,215.398   15,661,158   17,493,058
Vanguard
  Fiduiciary
  Trust Co.   Explorer Fund       35,682.326    1,706,407    1,973,233
Vanguard
  Fiduiciary
  Trust Co.   Morgan Growth fun  162,504.076    2,350,037    2,850,321
Vanguard
  Fiduiciary  Long Term Corporate
  Trust Co.     Bond Fund        140,451.194    1,227,002    1,300,578
Vanguard
  Fiduiciary  VMMR - Prime
  Trust Co.     Portfolio      2,097,849.110    2,097,849    2,097,849
Vanguard
  Fiduiciary
  Trust Co.   500 Portfolio       27,035.360    2,021,289    2,435,075
Vanguard
  Fiduiciary
  Trust Co.   Star Porfolio      157,772.403    2,382,395    2,742,084
Vanguard
  Fiduiciary  Retirement Savings
  Trust Co.     Trust          3,040,762.110    3,040,762    3,040,761
Vanguard
  Fiduiciary  International Growth
  Trust Co.     Portfolio        173,094.143    2,524,716    2,837,012
                                               34,631,042   38,825,049

State Street
  Bank and    State Street Bank Stable Fixed
  Trust Co.     Income Fund                    46,948,797   46,948,797

Loans receivable
  from Plan   Loans earn interest at the prime
  Participants  rate plus 1%                      871,174      871,174

                                             $108,517,003 $114,664,733
*Party - in - Interest






UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1997

                                                                 Net
 Indentity of  Description   Purchase    Selling    Cost of      Gain
Party Involved   of Asset      Price      Price      Asset      (Loss)

I. Series of Transactions

Vanguard
  Fiduiary Trust
  Company      Windsor Fund$(5,843,963)$    -     $5,843,963 $    -




                         SIGNATURE




    The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                             UNIROYAL CHEMICAL COMPANY, INC
                             RETIREMENT RESERVE FUND PLAN





Date: June 23, 1998          By:/s/Charles J. Marsden
                                   Charles J. Marsden
                                   Senior Vice President &
                                   Chief Financial Officer